Exhibit 99.1

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

Corporación América Airports S.A.

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

For the three and nine-month period ended September 30, 2022 and 2021

R.C.S. Luxembourg B 174.140

4, rue de la Grève

L-1643, Luxembourg

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

		For the three-month period ended September 30,		For the nine-month period ended September 30,
		2022	2021	2022	2021
	Notes	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	4	395,490	186,878	1,006,091	473,987
Cost of services	5	(268,219)	(157,746)	(694,382)	(446,035)
Gross income		127,271	29,132	311,709	27,952
Selling, general and administrative expenses	6	(38,026)	(22,999)	(99,162)	(66,948)
Impairment loss of non-financial assets	10	(29)	(225)	(34)	(300)
Other operating income	7	6,567	1,348	14,283	3,154
Other operating expenses	7	(3,302)	(4,479)	(4,913)	(16,166)
Operating income / (loss)		92,481	2,777	221,883	(52,308)
Share of loss in associates		(3)	(499)	(561)	(607)
Income / (loss) before financial results and income tax		92,478	2,278	221,322	(52,915)
Financial income	8	10,212	5,559	48,039	22,231
Financial loss	8	(14,683)	(42,918)	(115,909)	(99,683)
Inflation adjustment	8	(1,975)	6,117	18,501	2,484
Income / (loss) before income tax		86,032	(28,964)	171,953	(127,883)
Income tax	9	(13,185)	(4,330)	(4,558)	(28,886)
Income / (loss) for the period from continuing operations		72,847	(33,294)	167,395	(156,769)
Loss for the period from discontinued operations		-	(639)	-	(1,887)
Income / (loss) for the period		72,847	(33,933)	167,395	(158,656)
Attributable to:
Owners of the parent		57,231	(15,038)	160,536	(94,613)
Non-controlling interests		15,616	(18,895)	6,859	(64,043)
		72,847	(33,933)	167,395	(158,656)
Earnings per share attributable to the owners of the parent
Weighted average number of ordinary shares (thousands)		160,764	160,612	160,750	160,459
Continuing operations
Basic and diluted earnings per share		0.36	(0.08)	1.00	(0.58)
Continuing and discontinued operations
Basic and diluted earnings per share		0.36	(0.09)	1.00	(0.59)
Discontinued operations
Basic and diluted earnings per share		-	(0.01)	-	(0.01)

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2022	2021	2022	2021
	Unaudited	Unaudited	Unaudited	Unaudited
Income / (loss) for the period	72,847	(33,933)	167,395	(158,656)

Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit obligations	(76)	(58)	511	181
Items that may be reclassified to profit or loss:
Share of other comprehensive income / (loss) from associates	705	566	11	(235)
Currency translation adjustment	30,917	46,494	107,084	92,614
Other comprehensive income from continuing operations for the period, net of income tax	31,546	47,002	107,606	92,560
Currency translation adjustment from discontinued operations	-	(71)	-	(269)
Other comprehensive loss from discontinued operations for the period, net of income tax	-	(71)	-	(269)
Other comprehensive income for the period	31,546	46,931	107,606	92,291
Total comprehensive income / (loss) for the period	104,393	12,998	275,001	(66,365)
Attributable to:
Owners of the parent	80,398	16,525	243,240	(30,273)
Non-controlling interests	23,995	(3,527)	31,761	(36,092)
	104,393	12,998	275,001	(66,365)
Total comprehensive income / (loss) for the period attributable to owners of the parent arises from:
Continuing operations	80,398	17,235	243,240	(28,117)
Discontinued operations	-	(710)	-	(2,156)
	80,398	16,525	243,240	(30,273)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2021.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED cONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Notes	At September 30, 2022 Unaudited	At December 31, 2021 Audited

ASSETS
Non-current assets
Intangible assets, net	10	2,924,182	2,742,971
Property, plant and equipment, net		69,450	75,480
Right-of-use assets		9,859	12,902
Investments in associates		2,128	2,355
Other financial assets at fair value through profit or loss		2,900	3,344
Other financial assets at amortized cost		8,301	15,838
Deferred tax assets		70,845	68,867
Other receivables		77,860	72,373
Trade receivables		104	184
		3,165,629	2,994,314
Current assets
Inventories		13,711	11,520
Other financial assets at fair value through profit or loss		12,126	28,499
Other financial assets at amortized cost		56,182	46,800
Other receivables		52,384	66,421
Current tax assets		7,017	14,450
Derivative financial instruments current assets		-	137
Trade receivables		119,584	82,707
Cash and cash equivalents	11	348,352	375,783
		609,356	626,317
Total assets		3,774,985	3,620,631

EQUITY	14
Share capital		163,223	163,223
Share premium		183,430	183,430
Treasury shares		(4,720)	(4,772)
Free distributable reserve		378,910	378,910
Non-distributable reserve		1,358,028	1,358,028
Currency translation adjustment		(239,415)	(321,647)
Legal reserves		1,081	1,081
Other reserves		(1,320,410)	(1,321,211)
Retained earnings		193,323	32,689
Total attributable to owners of the parent		713,450	469,731
Non-controlling interests		138,758	303,877
Total equity		852,208	773,608

LIABILITIES
Non-current liabilities
Borrowings	12	1,292,439	1,018,337
Deferred tax liabilities		231,062	227,421
Other liabilities	13	792,345	743,799
Lease liabilities		5,520	8,484
Trade payables		2,021	6,695
		2,323,387	2,004,736
Current liabilities
Borrowings	12	197,656	421,266
Other liabilities	13	281,267	284,826
Lease liabilities		3,600	3,765
Derivative financial instruments liabilities		89	-
Current tax liabilities		11,406	16,188
Trade payables		105,372	116,242
		599,390	842,287
Total liabilities		2,922,777	2,847,023
Total equity and liabilities		3,774,985	3,620,631

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2021.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
	Share capital	Share premium	Treasury shares	Free distributable reserves	Non- distributable reserves	Legal reserves	Currency translation adjustment	Other reserves	Retained earnings (1)	Total	Non- controlling interests	Total
Balance at January 1, 2022	163,223	183,430	(4,772)	378,910	1,358,028	1,081	(321,647)	(1,321,211)	32,689	469,731	303,877	773,608
Income for the period	-	-	-	-	-	-	-	-	160,536	160,536	6,859	167,395
Other comprehensive income for the period	-	-	-	-	-	-	82,232	472	-	82,704	24,902	107,606
Share-based payments reserve (Note 14.a)	-	-	52	-	-	-	-	329	98	479	-	479
Redemption of preferred shares (Note 14.c)	-	-	-	-	-	-	-	-	-	-	(187,881)	(187,881)
Dividends paid to non-controlling interests in subsidiaries	-	-	-	-	-	-	-	-	-	-	(8,999)	(8,999)
Balance at September 30, 2022	163,223	183,430	(4,720)	378,910	1,358,028	1,081	(239,415)	(1,320,410)	193,323	713,450	138,758	852,208

Balance at January 1, 2021	163,223	183,430	(6,145)	378,910	1,358,028	176	(417,272)	(1,321,142)	150,202	489,410	315,876	805,286
Shareholders contributions	-	-	-	-	-	-	-	-	-	-	1,032	1,032
Loss for the period	-	-	-	-	-	-	-	-	(94,613)	(94,613)	(64,043)	(158,656)
Other comprehensive income for the period	-	-	-	-	-	-	64,262	78	-	64,340	27,951	92,291
Transfer to legal reserve	-	-	-	-	-	905	-	-	(905)	-	-	-
Transfer of treasury shares to key employees (Note 14.a)	-	-	1,133	-	-	-	-	(1,800)	667	-	-	-
Changes of non-controlling interests	-	-	-	-	-	-	-	(1)	-	(1)	642	641
Balance at September 30, 2021	163,223	183,430	(5,012)	378,910	1,358,028	1,081	(353,010)	(1,322,865)	55,351	459,136	281,458	740,594

(1)  Retained earnings calculated according to Luxembourg Law are disclosed in Note 15.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2021.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For the nine-month period ended September 30,
	Notes	2022 Unaudited	2021 Unaudited
Cash flows from operating activities
Income/(loss) for the period from continuing operations		167,395	(156,769)
Adjustments for:
Amortization and depreciation		132,290	122,403
Deferred income tax	9	(13,042)	24,297
Current income tax	9	17,600	4,589
Share of loss in associates		561	607
Impairment loss of non-financial assets	10	34	300
Loss/(gains) on disposals of property, plant and equipment		385	149
Unpaid concession fees		38,843	45,227
Low value, short term and variable lease payments		(873)	(683)
Changes in liability for concessions	8	75,995	78,968
Share base compensation expenses		479	-
Interest expenses	8	136,198	93,257
Other financial results, net		(31,999)	(14,650)
Net foreign exchange	8	(112,068)	(80,020)
Other accruals		(8,363)	1,557
Inflation adjustment		(7,791)	(11,323)
Government grants		(582)	3,528
Collection of government grants		10,020	11,790
Acquisition of intangible assets		(97,521)	(62,434)
Income tax paid		(17,520)	(2,186)
Changes in working capital	17	(280,095)	(5,614)
Net cash provided by operating activities		9,946	52,993
Net cash used in discontinued operating activities		-	-

Cash flows from investing activities
Cash contribution in associates		(268)	(698)
Net acquisition of subsidiaries	15.b	-	10
Acquisition of other financial assets		(139,959)	(31,944)
Disposals of other financial assets		152,666	23,551
Acquisition of property, plant and equipment		(5,292)	(5,590)
Acquisition of intangible assets		(542)	(245)
Proceeds from property, plant and equipment		203	140
Other		738	1,104
Net cash provided by/(used in) investing activities		7,546	(13,672)
Net cash used in discontinued investing activities	19	(7,700)	-

Cash flows from financing activities
Proceeds from cash contributions		-	1,032
Proceeds from borrowings	12	352,149	154,053
Guarantee deposits		(83)	(528)
Principal elements of lease payments		(3,210)	(3,515)
Loans repaid	12	(252,542)	(184,063)
Interest paid	12	(81,400)	(55,908)
Debt renegotiation expenses capitalization	12	(1,782)	(1,124)
Dividends paid to non-controlling interests in subsidiaries		(8,999)	-
Other		13	(8)
Net cash provided by/(used in) financing activities		4,146	(90,061)
Net cash used in discontinued financing activities		-	-

Increase/decrease in cash and cash equivalents from continuing operations		21,638	(50,740)
Decrease in cash and cash equivalents from discontinued operations		(7,700)	-

Movements in cash and cash equivalents
At the beginning of the period		375,783	281,031
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		(41,369)	(12,239)
Increase/decrease in cash and cash equivalents from continuing operations		21,638	(50,740)
Decrease in cash and cash equivalents from discontinued operations		(7,700)	-
At the end of the period	11	348,352	218,052

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2021.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	General information and significant event of the period
2	Basis of presentation and accounting policies
3	Segment information
4	Revenue
5	Cost of services
6	Selling, general and administrative expenses
7	Other operating results
8	Financial results, net
9	Income tax
10	Intangible assets, net
11	Cash and cash equivalents
12	Borrowings
13	Other liabilities
14	Equity
15	Contingencies, commitments and restrictions on the distribution of profits
16	Related party balances and transactions
17	Cash flow disclosures
18	Fair value measurement of financial instruments
19	Discontinued operations
20	Subsequent events

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1            General information and significant event of the period

1.1 General information

Corporación América Airports S.A. (the “Company” or “CAAP”) is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”.

The Company’s shares trade on the New York Stock Exchange (“NYSE”) under the symbol “CAAP”.

The Company was formed as a private limited liability company under the laws of the Grand Duchy of Luxembourg on December 14, 2012. The Company is ultimately controlled by Southern Cone Foundation (“SCF”), a foundation organized under the laws of the Principality of Liechtenstein. The address of its registered office is in Vaduz.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy and Ecuador.

A list of the principal Group’s subsidiaries is included in Note 2 of the Consolidated Financial Statements as of December 31, 2021.

These Condensed Consolidated Interim Financial Statements have been approved for issuance by the Board of Directors on November 17, 2022.

1.2 Significant events of the period

1.2.1 Conflict between Russia and Ukraine

Russia´s war against neighboring Ukraine continues to disrupt international travel from and to Russia and Ukraine and other destinations as the flights to Russia have been banned by Western countries and by the European Union, Russia has closed its skies for carriers registered in Western countries and carriers avoid overflying the war zone. It is likely that this war will continue to disrupt supply chains, cause instability in the global economy and disrupt international travel to/from airports operated by the Company, in particular those located in Armenia.

In addition, following Russia’s invasion of Ukraine, sanctions have been implemented against Russia, including, among others, travel bans and asset freezes impacting businesses, financial organizations and individuals of Russian origin some of which have been tightened as the war intensified. Wider sanctions and other actions could be imposed if the conflict further escalates.

During the first nine months of the year, there has been an increase in traffic in Armenia above internal projections, nevertheless and considering the uncertainty of the extension of the war and the additional measures and sanctions that could be imposed, the full extent by which the war will impact the Company’s business, results of operations, financial position and liquidity is unknown. The Company is closely monitoring the situation.

1.2.2 Covid-19 pandemic

Although Covid-19 virus continues to have an impact on the aviation industry, there was an increase in traffic across all countries in 2022 compared with the same period of previous year as travel restrictions imposed as a result of the pandemic have been lifted, mainly as from the second semester of 2021.

CAAP total passenger traffic as of September 30, 2022, increased 111.2% compared to the same period in 2021 with 47.3 million passengers served (22.4 million passengers served in 2021).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2            Basis of presentation and accounting policies

Basis of presentation

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2021. These policies have been consistently applied to all the periods presented, unless otherwise stated. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Elimination of all material intercompany transactions and balances between the Company and the other companies and their respective subsidiaries have been made.

The preparation of Condensed Consolidated Interim Financial Statements in accordance with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

In the preparation of these Condensed Consolidated Interim Financial Statements, the significant areas of judgment by management in the application of the Group’s accounting policies and the main areas of assumptions and estimates are consistent with those applied in the Consolidated Financial Statements for the year ended December 31, 2021.

Assets and liabilities are classified as current if settlement is expected within twelve months.

There were no changes in valuation techniques during the period and there were no changes in risk management policies since the end of the year ended December 31, 2021.

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

Under the terms of IAS 29, the Group understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy for accounting purposes as from July 1, 2018, and, accordingly, it has applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency.

The estimated price index as of September 30, 2022 was 972.18 (582.46 as of December 31, 2021) and the conversion factor derived from the indexes for the nine-month period ended September 30, 2022, was 1.67 (1.36 for the nine-month period ended September 30, 2021).

Comparative amounts are the figures presented as current year amounts in the relevant prior year consolidated financial statements, according to IAS 21, considering that they were translated into the currency of a non- hyperinflationary economy.

The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the inflation adjustments required by IAS 29 will lead to a difference because the rate at which the hyper-inflationary currency depreciates against a stable currency is rarely equal to the rate of inflation.

The inflation adjustment and the translation of comparative amounts in the current period is included in Other comprehensive income/(loss) for the period line.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2            Basis of presentation and accounting policies (Cont.)

Basis of presentation (Cont.)

This re-translation changes every prior reported quarterly consolidated statement of income in U.S. dollars, as a result, the impact of quarterly inflation adjustments and quarterly translation adjustments vary the results of operation quarter to quarter until year-end.

New and amended standards adopted by the Group

A number of new or amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards.

3            Segment information

Operating segments are components of an enterprise where separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker (“CODM”) is its Board of Directors. The Group’s operating segments are managed separately because each operating segment represents a strategic business unit providing airport and non-airport services to clients in different countries. The Group’s reportable operating segments are the six countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador and Italy.

Within each reportable segment, the Group develops and operates airport concessions (“Airports”) and provides other services not directly related to airport concessions (“Others”).

Assets, liabilities and results of sub-holding and/or holding companies are not allocated and are reported within the “Unallocated” column. This column also includes head office and group services.

The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intrasegment Adjustments” column.

The information regarding the Group’s reportable operating segments is consistent with the information presented in Notes 2.V and 4 included in our audited Consolidated Financial Statements for the year ended December 31, 2021 and should be read in conjunction with them.

The performance of each reportable segment is measured by its adjusted EBITDA, defined, with respect to each segment, as net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment (“Adjusted EBITDA”). The Adjusted EBITDA does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of the airport concessions.

In addition, the CODM considers each reportable segment’s Adjusted EBITDA before Construction Services margin as a relevant performance measure.

Adjusted EBITDA excluding Construction Services is defined, with respect to each segment, as net income before construction services revenue, financial income, construction services cost, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA excluding construction services revenue and construction services cost (which are based on the principles of IFRIC 12) does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of airport concessions.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy
For the three-month period ended September 30, 2022 (Unaudited)	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Intrasegment adjustments	Unallocated	Total
Aeronautical revenue (*)	89,878	-	9,878	-	10,630	-	20,249	18,638	21,858	-	-	171,131
Non-aeronautical revenue (*)
Commercial revenue	81,634	55	13,655	-	8,487	4,757	51,394	6,449	10,461	(2,601)	920	175,211
Construction service revenue	42,228	-	-	-	3,358	-	320	1,360	1,342	-	-	48,608
Other revenue	-	-	-	-	3	-	-	-	537	(440)	440	540
Cost of services	(144,926)	(17)	(17,566)	-	(13,418)	(3,652)	(49,641)	(15,893)	(22,554)	2,265	(2,817)	(268,219)
Gross profit / (loss)	68,814	38	5,967	-	9,060	1,105	22,322	10,554	11,644	(776)	(1,457)	127,271
Selling, general and administrative expenses	(17,434)	(38)	(1,978)	(7)	(2,829)	(524)	(3,374)	(4,186)	(5,870)	775	(2,561)	(38,026)
Impairment loss of non-financial assets	-	-	-	-	-	-	-	-	(29)	-	-	(29)
Other operating income	4,221	-	2,281	-	11	-	42	1	11	-	-	6,567
Other operating expenses	(2,919)	-	(18)	-	(72)	(2)	(234)	(57)		-	-	(3,302)
Operating income / (loss)	52,682	-	6,252	(7)	6,170	579	18,756	6,312	5,756	(1)	(4,018)	92,481
Share of loss in associates	(3)	-	-	-	-	-	-	-	-	-	-	(3)
Amortization and depreciation	22,107	-	2,793	-	1,503	326	4,698	1,607	2,659	-	2,903	38,596
Adjusted Ebitda	74,786	-	9,045	(7)	7,673	905	23,454	7,919	8,415	(1)	(1,115)	131,074
Construction services revenue	(42,228)	-	-	-	(3,358)	-	(320)	(1,360)	(1,342)	-	-	(48,608)
Construction services cost	42,193	-	-	-	3,358	-	311	1,360	1,095	-	-	48,317
Adjusted Ebitda excluding Construction Services	74,751	-	9,045	(7)	7,673	905	23,445	7,919	8,168	(1)	(1,115)	130,783
Construction services revenue	42,228	-	-	-	3,358	-	320	1,360	1,342	-	-	48,608
Construction services cost	(42,193)	-	-	-	(3,358)	-	(311)	(1,360)	(1,095)	-	-	(48,317)
Adjusted Ebitda	74,786	-	9,045	(7)	7,673	905	23,454	7,919	8,415	(1)	(1,115)	131,074
Financial income												10,212
Financial loss												(14,683)
Inflation adjustment												(1,975)
Amortization and depreciation												(38,596)
Income before income tax expense												86,032
Income tax												(13,185)
Income from continuing operations												72,847
Loss from discontinued operations												-
Income for the period												72,847

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy
For the three-month period ended September 30, 2021 (Unaudited)	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Intrasegment adjustments	Unallocated	Total
Aeronautical revenue (*)	17,449	-	7,057	-	4,075	-	16,774	13,863	16,177	-	-	75,395
Non-aeronautical revenue (*)
Commercial revenue	48,634	48	9,324	-	5,402	4,511	16,946	4,854	4,372	(2,317)	659	92,433
Construction service revenue	10,872	-	-	-	1,186	-	4,581	-	1,592	-	-	18,231
Other revenue	-	-	-	-	2	-	-	-	816	(225)	226	819
Cost of services	(74,949)	(14)	(15,021)	-	(9,084)	(3,069)	(20,595)	(11,666)	(22,321)	1,967	(2,994)	(157,746)
Gross profit / (loss)	2,006	34	1,360	-	1,581	1,442	17,706	7,051	636	(575)	(2,109)	29,132
Selling, general and administrative expenses	(7,873)	(30)	(1,150)	(18)	(2,052)	(315)	(3,623)	(3,296)	(3,260)	575	(1,957)	(22,999)
Impairment loss of non-financial assets	-	-	-	-	-	-	-	-	(225)	-	-	(225)
Other operating income	1,669	-	(541)	-	41	26	23	-	130	-	-	1,348
Other operating expenses	(4,225)	-	(35)	-	(31)	(26)	(157)	(5)	-	-	-	(4,479)
Operating (loss) / income	(8,423)	4	(366)	(18)	(461)	1,127	13,949	3,750	(2,719)	-	(4,066)	2,777
Share of loss in associates	-	-	-	-	-	-	-	-	-	-	(499)	(499)
Amortization and depreciation	19,776	-	2,545	-	3,063	266	3,647	1,616	3,151	-	3,208	37,272
Adjusted Ebitda	11,353	4	2,179	(18)	2,602	1,393	17,596	5,366	432	-	(1,357)	39,550
Construction services revenue	(10,872)	-	-	-	(1,186)	-	(4,581)	-	(1,592)	-	-	(18,231)
Construction services cost	10,846	-	-	-	1,186	-	4,447	-	1,609	-	-	18,088
Adjusted Ebitda excluding Construction Services	11,327	4	2,179	(18)	2,602	1,393	17,462	5,366	449	-	(1,357)	39,407
Construction services revenue	10,872	-	-	-	1,186	-	4,581	-	1,592	-	-	18,231
Construction services cost	(10,846)	-	-	-	(1,186)	-	(4,447)	-	(1,609)	-	-	(18,088)
Adjusted Ebitda	11,353	4	2,179	(18)	2,602	1,393	17,596	5,366	432	-	(1,357)	39,550
Financial income												5,559
Financial loss												(42,918)
Inflation adjustment												6,117
Amortization and depreciation												(37,272)
Loss before income tax expense												(28,964)
Income tax												(4,330)
Loss from continuing operations												(33,294)
Loss from discontinued operations												(639)
Loss for the period												(33,933)

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy
For the nine-month period ended September 30, 2022 (Unaudited)	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Aeronautical revenue (*)	243,415	-	26,160	-	31,939	-	44,185	51,075	53,251	-	-	450,025
Non-aeronautical revenue (*)
Commercial revenue	238,625	185	38,663	-	27,108	14,673	104,777	18,371	23,927	(7,820)	2,538	461,047
Construction service revenue	80,095	-	-	-	5,173	-	817	1,360	4,672	-	-	92,117
Other revenue	-	-	-	-	8	-	-	-	2,894	(1,240)	1,240	2,902
Cost of services	(381,145)	(57)	(52,126)	-	(35,102)	(10,826)	(102,645)	(41,908)	(68,741)	6,920	(8,752)	(694,382)
Gross profit / (loss)	180,990	128	12,697	-	29,126	3,847	47,134	28,898	16,003	(2,140)	(4,974)	311,709
Selling, general and administrative expenses	(39,260)	(107)	(8,405)	(162)	(8,867)	(1,428)	(9,565)	(11,842)	(13,207)	2,140	(8,459)	(99,162)
Impairment loss of non-financial assets	-	-	-	-	-	-	-	-	(34)	-	-	(34)
Other operating income	11,923	-	2,169	-	152	-	93	9	(69)	-	6	14,283
Other operating expenses	(3,547)	-	(391)	-	(323)	(3)	(583)	(66)	-	-	-	(4,913)
Operating income / (loss)	150,106	21	6,070	(162)	20,088	2,416	37,079	16,999	2,693	-	(13,427)	221,883
Share of loss in associates	(22)	-	-	-	-	-	-	-	(271)	-	(268)	(561)
Amortization and depreciation	68,662	-	8,422	-	4,720	950	12,818	4,830	8,357	-	8,996	117,755
Adjusted Ebitda	218,746	21	14,492	(162)	24,808	3,366	49,897	21,829	10,779	-	(4,699)	339,077
Construction services revenue	(80,095)	-	-	-	(5,173)	-	(817)	(1,360)	(4,672)	-	-	(92,117)
Construction services cost	79,965	-	-	-	5,173	-	793	1,360	3,795	-	-	91,086
Adjusted Ebitda excluding Construction Services	218,616	21	14,492	(162)	24,808	3,366	49,873	21,829	9,902	-	(4,699)	338,046
Construction services revenue	80,095	-	-	-	5,173	-	817	1,360	4,672	-	-	92,117
Construction services cost	(79,965)	-	-	-	(5,173)	-	(793)	(1,360)	(3,795)	-	-	(91,086)
Adjusted Ebitda	218,746	21	14,492	(162)	24,808	3,366	49,897	21,829	10,779	-	(4,699)	339,077
Financial income												48,039
Financial loss												(115,909)
Inflation adjustment												18,501
Amortization and depreciation												(117,755)
Income before income tax expense												171,953
Income tax												(4,558)
Income from continuing operations												167,395
Loss from discontinued operations												-
Income for the period												167,395

September 30, 2022 (Unaudited)
Current assets	208,415	80	45,114	50	34,243	6,937	77,003	44,123	87,359	(73,674)	179,706	609,356
Non-current assets	1,620,782	31	673,496	-	149,768	7,411	166,921	57,549	234,034	(768)	256,405	3,165,629
Capital Expenditure	80,098	-	1,303	-	10,913	498	3,545	1,386	5,687	-	3	103,433
Current liabilities	213,826	27	147,595	-	19,301	4,530	47,565	38,320	123,308	(73,674)	78,592	599,390
Non-current liabilities	815,072	-	940,253	-	56,583	1,261	17,604	15,346	104,257	(768)	373,779	2,323,387

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy
For the nine-month period ended September 30, 2021 (Unaudited)	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Aeronautical revenue (*)	54,410	-	15,910	-	7,951	-	32,431	32,427	23,897	-	-	167,026
Non-aeronautical revenue (*)
Commercial revenue	143,795	142	24,490	-	13,440	12,887	30,793	12,531	11,024	(6,412)	1,566	244,256
Construction service revenue	41,545	-	-	-	3,704	-	5,058	752	10,250	-	-	61,309
Other revenue	-	-	-	-	12	-	-	-	1,384	(479)	479	1,396
Cost of services	(232,307)	(46)	(43,882)	-	(27,582)	(8,813)	(39,029)	(31,916)	(58,786)	5,522	(9,196)	(446,035)
Gross profit / (loss)	7,443	96	(3,482)	-	(2,475)	4,074	29,253	13,794	(12,231)	(1,369)	(7,151)	27,952
Selling, general and administrative expenses	(23,459)	(98)	(6,246)	(136)	(5,243)	(949)	(8,337)	(7,849)	(9,387)	1,369	(6,613)	(66,948)
Impairment loss of non-financial assets	-	-	-	-	-	-	-	-	(300)	-	-	(300)
Other operating income	5,227	-	(3,236)	-	117	41	64	3	938	-	-	3,154
Other operating expenses	(13,632)	-	(1,490)	-	(73)	(27)	(544)	(9)	-	-	(391)	(16,166)
Operating (loss) / income	(24,421)	(2)	(14,454)	(136)	(7,674)	3,139	20,436	5,939	(20,980)	-	(14,155)	(52,308)
Share of loss in associates	-	-	-	-	-	-	-	-	91	-	(698)	(607)
Amortization and depreciation	57,040	-	7,339	-	9,276	774	10,564	5,387	9,261	-	9,817	109,458
Adjusted Ebitda	32,619	(2)	(7,115)	(136)	1,602	3,913	31,000	11,326	(11,628)	-	(5,036)	56,543
Construction services revenue	(41,545)	-	-	-	(3,704)	-	(5,058)	(752)	(10,250)	-	-	(61,309)
Construction services cost	41,463	-	-	-	3,704	-	4,911	752	9,299	-	-	60,129
Adjusted Ebitda excluding Construction services	32,537	(2)	(7,115)	(136)	1,602	3,913	30,853	11,326	(12,579)	-	(5,036)	55,363
Construction services revenue	41,545	-	-	-	3,704	-	5,058	752	10,250	-	-	61,309
Construction services cost	(41,463)	-	-	-	(3,704)	-	(4,911)	(752)	(9,299)	-	-	(60,129)
Adjusted Ebitda	32,619	(2)	(7,115)	(136)	1,602	3,913	31,000	11,326	(11,628)	-	(5,036)	56,543
Financial income												22,231
Financial loss												(99,683)
Inflation adjustment												2,484
Amortization and depreciation												(109,458)
Loss before income tax expense												(127,883)
Income tax												(28,886)
Loss from continuing operations												(156,769)
Loss from discontinued operations												(1,887)
Loss for the period												(158,656)

December 31, 2021 (Audited)
Current assets	232,737	82	41,384	27	21,436	4,264	71,315	43,357	101,116	(60,620)	171,219	626,317
Non-current assets	1,395,707	27	670,006	114	144,164	7,863	148,838	57,798	274,947	(768)	295,618	2,994,314
Capital Expenditure	53,501	-	1,838	-	5,511	2,556	7,629	779	19,927	-	-	91,741
Current liabilities	284,442	40	328,750	-	12,345	3,180	30,067	35,749	117,933	(60,620)	90,401	842,287
Non-current liabilities	684,460	-	663,012	-	60,225	2,010	41,309	20,051	141,898	(768)	392,539	2,004,736

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

4            Revenue

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2022 (Unaudited)	2021 (Unaudited)	2022 (Unaudited)	2021 (Unaudited)
Aeronautical revenue	171,131	75,395	450,025	167,026
Non-aeronautical revenue
Commercial revenue	175,211	92,433	461,047	244,256
Construction service revenue	48,608	18,231	92,117	61,309
Other revenue	540	819	2,902	1,396
	395,490	186,878	1,006,091	473,987
Timing of revenue recognition
Over time	294,788	147,496	750,740	379,231
At a point in time	41,622	10,563	84,100	18,299
Revenues accounted for under IFRS 16	59,080	28,819	171,251	76,457
Revenue	395,490	186,878	1,006,091	473,987

5            Cost of services

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2022 (Unaudited)	2021 (Unaudited)	2022 (Unaudited)	2021 (Unaudited)
Salaries and social security contributions	(49,502)	(34,233)	(147,854)	(100,494)
Amortization and depreciation (2)	(36,819)	(35,163)	(112,212)	(103,114)
Construction services cost	(48,317)	(18,088)	(91,086)	(60,129)
Concession fees (1)	(42,557)	(23,359)	(119,185)	(64,236)
Cost of fuel	(40,102)	(9,403)	(77,734)	(16,026)
Maintenance expenses	(28,585)	(19,831)	(80,815)	(56,649)
Services and fees	(15,168)	(12,271)	(43,421)	(31,725)
Office expenses	(2,490)	(1,303)	(6,729)	(3,467)
Taxes	(821)	(704)	(2,832)	(2,213)
Provision for maintenance costs	(608)	(1,541)	(2,432)	(2,566)
Others	(3,250)	(1,850)	(10,082)	(5,416)
	(268,219)	(157,746)	(694,382)	(446,035)

(1) Includes depreciation for fixed concession assets fee of USD 15,357 as of September 30, 2022 (USD 12,472 as of September 30, 2021).

(2) Includes depreciation of leases of USD 2,773 as of September 30, 2022 (USD 2,246 as of September 30, 2021).

6            Selling, general and administrative expenses

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2022 (Unaudited)	2021 (Unaudited)	2022 (Unaudited)	2021 (Unaudited)
Taxes (1)	(11,974)	(5,566)	(34,597)	(15,841)
Services and fees	(11,447)	(8,075)	(29,681)	(21,759)
Salaries and social security contributions	(7,934)	(5,253)	(24,016)	(14,564)
Amortization and depreciation (2)	(1,777)	(2,109)	(5,543)	(6,344)
Insurance	(542)	(551)	(1,711)	(1,637)
Office expenses	(836)	(158)	(2,044)	(747)
Maintenance expenses	(583)	(249)	(1,466)	(491)
Advertising	(489)	(281)	(1,057)	(465)
Bad debts	(2,863)	(2,061)	(11,267)	(8,262)
Bad debts recovery (3)	1,731	2,216	17,195	6,396
Other	(1,312)	(912)	(4,975)	(3,234)
	(38,026)	(22,999)	(99,162)	(66,948)

(1) Mainly includes taxes over bank transactions and tax on revenue.

(2) Includes depreciation of leases of USD 680 as of September 30, 2022 (USD 721 as of September 30, 2021).

(3) During 2022 mainly includes recoveries in Argentina, as detailed in Note 15.a.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

7            Other operating results

7.1          Other operating income

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2022 (Unaudited)	2021 (Unaudited)	2022 (Unaudited)	2021 (Unaudited)
Government grant (*)	4,198	1,429	11,823	4,866
Government subsidies per Covid-19 context (**)	1,153	(592)	582	(3,528)
Other	1,216	511	1,878	1,816
	6,567	1,348	14,283	3,154

(*) Corresponds to government grants for the development of airport infrastructure in Group A (operated by AA2000) of the National Airport System. There are no unfulfilled conditions or other contingencies attaching to these grants.

(**) As stated in Note 8 of the Consolidated Financial Statements as of December 31, 2021, due to the impact generated by the pandemic, subsidiaries filed claims for economic-financial re-equilibrium of their respective concession contracts.

Brazilian economic-financial re-equilibrium

The Brazilian airports were able to file the claims as the Brazilian Government recognized that the Covid-19 pandemic is a case of "force majeure" or "fortuitous event" concluding that the loss from the impact of the pandemic is not part of the risks assumed by the private sector and must be compensated by the Federal Government. In view of this, Agência Nacional de Aviação Civil (“ANAC”) defined as a condition for this re-equilibrium the compensation according to the companies’ projected operational result in the scenario without pandemic.

In December 2021 and 2020, the ANAC approved the extraordinary revision of the Concession Agreements of the Brasília and Natal Airport due to the damages caused by the Covid-19 pandemic in order to reconstitute their respective economic-financial balances based on preliminary estimations as of those dates.

During 2022, the final compensatory amounts for the year 2021 were determined, resulting, as of September 30, 2022, in an increase of USD 1,153 related to Brasilia airport and a reversal of USD 209 related to the Natal Airport compared to the amounts that had initially been estimated and recognized as Other operating income as of December 31, 2021.

During 2021, ANAC determined the final compensatory      amounts for the year 2020 , resulting, as of September 30, 2021, in a total reversal of USD 3,528 (USD 3,152 and USD 376 related to Brasilia and Natal airports respectively) compared to the amount that had initially been estimated and recognized as an Other operating income as of December 31, 2020.

Toscana Aeroporti S.p.A.´s compensation

In June 2022, the final amount referring to the compensation granted to Toscana Aeroporti S.p.A. was determined, resulting in a reversal of approximately € 339 thousand (equivalent to USD 362).

7.2            Other operating expenses

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2022 (Unaudited)	2021 (Unaudited)	2022 (Unaudited)	2021 (Unaudited)
Other operating loss (*)	(3,302)	(4,479)	(4,913)	(16,166)

(*) As of September 30, 2021, mainly relates to Argentine legal proceedings as detailed in Note 26.a. of the audited Consolidated Financial Statements as of December 31, 2021.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

8            Financial results, net

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2022 (Unaudited)	2021 (Unaudited)	2022 (Unaudited)	2021 (Unaudited)
Interest income	8,932	3,851	33,875	16,007
Foreign exchange income	155	105	7,660	851
Other financial income	1,125	1,603	6,504	5,373
Financial income	10,212	5,559	48,039	22,231

Interest expense	(31,231)	(31,555)	(136,198)	(93,257)
Foreign exchange loss	23,422	23,403	104,408	79,169
Changes in liability for concessions (1)	(4,832)	(32,751)	(75,995)	(78,968)
Other financial loss	(2,042)	(2,015)	(8,124)	(6,627)
Financial loss	(14,683)	(42,918)	(115,909)	(99,683)

Inflation adjustment	(1,975)	6,117	18,501	2,484
Inflation adjustment	(1,975)	6,117	18,501	2,484
Net financial results	(6,446)	(31,242)	(49,369)	(74,968)

(1) Corresponds to changes in the liabilities of Brazilian concessions due to passage of time and inflation adjustment.

9            Income tax

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2022 (Unaudited)	2021 (Unaudited)	2022 (Unaudited)	2021 (Unaudited)
Current income tax	(7,052)	(3,037)	(17,600)	(4,589)
Deferred income tax	(6,133)	(1,293)	13,042	(24,297)
	(13,185)	(4,330)	(4,558)	(28,886)

In June 2021, Law 27,630 was issued in Argentina, which sets gradual percentages over net income for the determination of the income tax. Both current income tax and deferred income tax of Argentinean companies were calculated considering these new percentages.

On May 23, 2022, AA2000 filed tax returns for year 2021, reporting tax losses from previous years in accordance with the restated mechanism provided by the tax laws in Argentina.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10            Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total
Cost
Balances at January 1, 2022	4,243,258	9,543	22,812	4,275,613
Acquisitions	97,599	-	542	98,141
Impairment	(34)	-	-	(34)
Disposals	(505)	-	-	(505)
Transfers	(55)	-	55	-
Transfer of concession assets to the grantor (*)	(7,956)	-	-	(7,956)
Transfer to property, plant and equipment	(2)	-	-	(2)
Translation differences and inflation adjustment	348,027	(1,303)	(2,601)	344,123
	4,680,332	8,240	20,808	4,709,380
Depreciation
Accumulated at January 1, 2022	1,512,731	-	19,911	1,532,642
Depreciation of the period	121,162	-	838	122,000
Disposals	(42)	-	-	(42)
Transfers	(4)	-	4	-
Transfer of concession assets to the grantor (*)	(1,504)	-	-	(1,504)
Translation differences and inflation adjustment	134,687	-	(2,585)	132,102
	1,767,030	-	18,168	1,785,198
At September 30, 2022	2,913,302	8,240	2,640	2,924,182

Cost
Balances at January 1, 2021	3,855,479	5,733	23,489	3,884,701
Acquisition of business	-	4,501	663	5,164
Acquisitions	62,856	-	245	63,101
Impairment	(300)	-	-	(300)
Disposals	(114)	-	(348)	(462)
Transfer from property plant and equipment	29	-	-	29
Transfer to property, plant and equipment	(6)	-	-	(6)
Translation differences and inflation adjustment	208,453	(485)	(1,292)	206,676
	4,126,397	9,749	22,757	4,158,903
Depreciation
Accumulated at January 1, 2021	1,247,384	-	20,833	1,268,217
Depreciation of the period	111,671	-	613	112,284
Disposals	(9)	-	(348)	(357)
Transfer from property plant and equipment	23	-	-	23
Translation differences and inflation adjustment	82,267	-	(1,158)	81,109
	1,441,336	-	19,940	1,461,276
At September 30, 2021	2,685,061	9,749	2,817	2,697,627

(*) As stated in Note 33 of the Consolidated Financial Statements for the year ended December 31, 2021, on March 1, 2022, the operations of the Aeronautical and Air Traffic Telecommunications Service Provider Station and the Airport Control Tower of Inframérica Concessionaria do Aeroporto São Gonçalo do Amarante S.A were transferred to the Airspace Control Department, representing a net value of R$ 33.7 million (equivalent to approximately USD 7 million). As of September 30, 2022, the compensation estimated to be received regarding the concession assets transferred is equivalent to approximately USD 6.2 million and is included in Other Receivables within Non-Current assets of the Condensed Consolidated Interim Statement of Financial Position.

Due to the increase of traffic witnessed during 2022 across all countries as reported in Note 1.2.2, the Group has not identified impairment indicators except in the Brazilian segment.

Therefore, the Group performed impairment tests based on cash flow projections covering the remaining concessions periods (value in use), based on certain assumptions that required management judgment combined with historical information such as number of passenger, fees, future operating expenses and discount rate.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units (CGUs) of a subsidiary or group of subsidiaries that are expected to benefit from such business combination.

As of September 30, 2022 and 2021, the recoverable amount of aforementioned CGU´s exceed their respective carrying amount.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

11            Cash and cash equivalents

	At September 30, 2022 (Unaudited)	At December 31, 2021 (Audited)
Cash to be deposited	537	356
Cash at banks	308,110	336,546
Time deposits	4,600	9,250
Other cash equivalents	35,105	29,631
	348,352	375,783

The Group considers that its cash and cash equivalents have low credit risk based, mainly, on the external credit ratings of the counterparties.

As of September 30, 2022 cash and cash equivalents does not include restricted cash on deposit as collateral (USD 964 as of December 31, 2021).

12            Borrowings

	At September 30, 2022 (Unaudited)	At December 31, 2021 (Audited)
Non-current
Bank and financial borrowings (**)	360,696	258,248
Notes (*)	931,743	760,089
	1,292,439	1,018,337
Current
Bank and financial borrowings (**)	139,479	354,023
Notes (*)	58,177	67,243
	197,656	421,266
Total Borrowings	1,490,095	1,439,603

Changes in borrowings during the period is as follows:

	For the nine-month period ended September 30,
	2022 (Unaudited)	2021 (Unaudited)
Balances at the beginning of the period	1,439,603	1,344,817
Loans obtained	352,149	154,053
Loans repaid	(252,542)	(184,063)
Interest paid	(81,400)	(55,908)
Accrued interest for the period	89,066	82,746
Debt renegotiation expenses capitalization	(1,782)	(1,124)
Translation differences and inflation adjustment	(54,999)	(30,687)
Balances at the end of the period	1,490,095	1,309,834

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
At September 30, 2022 (1)	293,616	197,810	661,417	939,518	2,092,361
At December 31, 2021 (1)	524,338	232,950	500,228	711,660	1,969,176

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

(*) Notes include the following as of September 30, 2022:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI Airport Sudamérica S.A.U. (“ACI”)	Senior secured guarantee notes	November 2021	USD	246.2	November 2034	Fixed 6.875%	238.6
	Senior secured guarantee notes	May 2015, May 2020 (1)	USD	14.1	November 2032	Fixed 6.875%	13.2
Corporación América Italia S.p.A. (“CAI”)	Secured notes	January 2020	Euros	71.8	December 2024	Fixed 4.556%	58.5
Aeropuertos Argentina 2000 S.A. (“AA2000”)	Senior secured guarantee notes	February 2017, May 2020 (1)	USD	212.3	February 2027	Fixed 6.875%	96.8
		October 2021	USD	208.9	August 2031	Fixed 8.5%	208.0
	Class 3 Notes	September 2021	USD (2)	30.5	September 2023	Fixed 4.0%	30.4
	Class 1 Series 2021 Notes	November 2021	USD	64	August 2031	Fixed 8.5%	60.5
	Class 4 Notes	November 2021	USD	62	November 2028	Fixed 9.5%	60.1
	Class 5 Notes	February 2022	USD (2)	138	February 2032	Fixed 5.5%	138.2
	Class 6 Notes	February 2022	USD (2)	36	February 2025	Fixed 2.0%	35.9
	Class 7 Notes	July 2022	USD (2)	20	July 2025	Fixed 0.0%	19.9
	Class 9 Notes	August 2022	USD (2)	30	August 2026	Fixed 0.0%	29.8
Total							989.9

(1)	A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below
(2)	These notes are dollar-linked, denominated in U.S. dollars but issued and paid in Argentine pesos

(*) Notes include the following as of December 31. 2021:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI Airport Sudamérica S.A.U. (“ACI”)	Senior secured guarantee notes	November 2021	USD	246.2	November 2034	Fixed 6.875%	233.6
	Senior secured guarantee notes	May 2015, May 2020 (1)	USD	14.1	November 2032	Fixed 6.875%	13.3
Corporación América Italia S.p.A. (“CAI”)	Secured notes	January 2020	Euros	71.8	December 2024	Fixed 4.556%	68.5
Aeropuertos Argentina 2000 S.A. (“AA2000”)	Senior secured guarantee notes	February 2017, May 2020 (1) (2)	USD	212.3	February 2027	Fixed 6.875%	113.9
		October 2021	USD	208.9	August 2031	Fixed 8.5%	207.9
	Class 2 Notes Series 2020	August 2020	USD (2)	40	August 2022	Fixed 0.00%	40
	Class 3 Notes	September 2021	USD (2)	30.5	September 2023	Fixed 4.00%	30.3
	Class 1 Series 2021 Notes	November 2021	USD	64	August 2031	Fixed 8.5%	60.1
	Class 4 Notes	November 2021	USD	62	November 2028	Fixed 9.5%	59.7
Total							827.3
(1)	A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below
(2)	These notes are dollar-linked, denominated in U.S. dollars but issued and paid in Argentine pesos

-	The holders of the Senior Secured Guarantee Notes of ACI (“ACI Existing Notes”) benefit from a guarantee and a security package including the pledge of the shares in PDS and Cerealsur S.A., and certain accounts of Cerealsur and ACI. As of September 30, 2022 and December 31, 2021, they were secured by a debt service reserve account of ACI and the funds contained therein. These notes are fully and unconditionally guaranteed by Cerealsur S.A. and Puerta del Sur S.A.

On May 26, 2020, ACI issued USD 180.9 million aggregate principal amount of 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032 to repurchase and exchange 93.6% of the total original principal amount of the ACI Existing Notes obtaining consents to certain proposed amendments to the indenture governing the ACI Existing Notes and certain waivers. The main covenants and guarantees remain unchanged except for the incorporation of ACI’s shares pledge.

On November 12, 2021 ACI issued USD 246.2 million aggregate principal amount of 6.875% Senior Secured Guaranteed Notes due 2034 (the “New Notes”) consolidating the repurchase and exchange of 40.62% of the total original principal amount of the Series 2015 Notes, 96.43% of the total original amount of the Series 2020 Notes and a new money offering of USD 52.9 in a private transaction under the same terms as the New Notes. The main guarantees remain unchanged while the covenants over ACI Existing Notes were eliminated, an Interest payment account was funded with a portion of the proceeds of the issuance of the New Notes, amounting as of September 30, 2022, USD 21.5 million and a stand by letter was issued by Goldman Sachs Bank for USD 8.5 million.

-	The main covenants on the secured notes of CAI are limitations to take on additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios.

The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in Toscana Aeroporti S.p.A.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

-	The main covenants of the senior secured guarantee notes of AA2000 (“AA2000 Existing Notes”) require compliance with certain financial ratios as well as restriction to incur additional debt and limitations on the payments of dividends if any default, whether declared or not, has occurred. Notes issued by AA2000 are secured by a collateral assignment of fiduciary rights of certain revenue of AA2000.

On February 27, 2020, the ordinary general meeting of shareholders of AA2000 approved the creation of a Global Program for the issuance of Notes. The aforementioned program establishes the issuance of simple Notes not convertible into shares with a principal value of up to USD 500 million, or its equivalent in other currencies, during a period of five years commencing on the date of approval of the Global Program by the Argentine Comisión Nacional de Valores (“CNV”). i.e. April 17, 2020. The principal value was increased up to USD 1,500 million after an ordinary general meeting of holders held on June 15, 2021 and the approval of the CNV on July 11, 2021, which left unchanged the issuance period of five years from the date of the original approval.

On May 20, 2020 AA2000 issued USD 306 million aggregate principal amount of 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 (the “Series 2020 Additional Notes”) in exchange of 86.73% of the total original principal amount of AA2000 Existing Notes and obtained consents to certain proposed amendments and waivers to the indenture governing AA2000 Existing Notes after completion of required conditions; the approval of the National Airports Regulatory Organization (Organismo Regulador del Sistema Nacional de Aeropuertos) (the “ORSNA”) on April 24, 2020, issuing the Resolution No. 21/2020 pursuant to which the collateral assignment of revenue under AA2000 Existing Notes was extended to the Series 2020 Additional Notes in equal terms; and executing and delivering amendments to the 2019 Credit Facilities to provide for the effective deferral of payments of principal due thereunder on August 19, 2020 and November 19, 2020 that was satisfied on April 29, 2020. Accrued interest is capitalized quarterly. From May 1, 2021, the expiry date of the PIK Period, New Notes accrue interest at a rate of 6.875% per annum until their maturity date, payable quarterly. The main covenants and guarantees remain unchanged.

On September 8, 2021 AA2000 issued USD 30.5 million aggregate principal amount of 4.00% Class 3, repayable in a single payment at maturity.

On October 28, 2021, AA2000 issued USD 208.9 million aggregate principal amount of 8.5% Class I Series 2021 Additional Senior Secured Notes due 2031 (the “Series 2021 Notes”) to repurchase and exchange 24.61% of the total original principal amount of the Series 2017 Notes and 66.83% of the original principal amount of Series 2020 Additional Notes. Additionally, on November 4, 2021, AA2000 issued USD 64 million of Series 2021 Notes related to a new fund raising.

The Series 2021 Notes and the Existing Notes not exchanged are secured by the collateral currently securing the Existing Notes on a pro rata and pari passu basis. In addition, to secure its obligations under the Series 2021 Notes, AA2000, together with the relevant parties thereto, amended the cargo trust agreement dated August 9, 2019, entered into by AA2000 and the trustee (as amended, the “Cargo Trust”) in order to include holders of Series 2021 Notes as beneficiaries therein, granting them a security interest which is subordinated to (i) the rights of creditors under certain existing loans of AA2000, and (ii) any debt permitted to be incurred to finance or refinance any capital expenditures made or to be made pursuant to the concession agreement entered into by AA2000 with the Argentine National Government (as amended form time to time, the “Concession Agreement”) for the operation of the airports in Argentina.

Once the Existing Notes not exchanged in the Exchange Offer mature or are cancelled in full, AA2000 is required to amend and restate the Cargo Trust and the current trust related to the tariffs dated January 19, 2017, entered into by AA2000 and the trustee thereto (the “Tariffs Trust”), so that the Series 2021 Notes become secured under the Cargo Trust on a pro rata and pari passu basis with the existing beneficiaries of the Cargo Trust, and these beneficiaries in turn become secured under the Tariffs Trust on a pro rata and pari passu basis with the Series 2021 Notes. In accordance with the Concession Agreement, the collateral assignment of revenue must be authorized by ORSNA. ORSNA approved, on October 15 2021, the amendment of the Tariffs Trust and of the Cargo Trust to include the Series 2021 Notes as beneficiaries thereto (including their future amendment and restatement, once the Existing Notes are cancelled in full). Furthermore, AA2000 received the approval from the Central Bank of Argentina to establish a non-interest bearing U.S. dollar trust account in the United States to secure the Series 2021.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

On November 4, 2021 AA2000 additionally issued USD 62 million aggregate principal amount of Class 4 Senior Secured Notes related to a new money offering, having a maturity of seven years, i.e. November 1, 2028, bearing an annual interest rate of 9.5%. The Senior Secured Notes are secured by a first priority lien on the Cargo Trust on a pari passu basis with certain commercial bank lenders to AA2000 and a second priority lien with new debt incurred by AA2000 to fund infrastructure works for a total amount of up to USD 235 million.

On February 21, 2022, AA2000 issued USD 174 million of dollar-linked notes, in the local market, in two tranches:

-	USD 138 million of Class 5 Notes, with an annual interest rate of 5.5%, five-year grace period and quarterly amortization, starting May 2027. AA2000 will use these proceeds to fund infrastructure works in the Group “A” airports, within the National Airports System;

-	USD 36 million of Class 6 Notes, with an interest rate of 2%, maturing in February 2025.

In June 2022, AA2000 repurchased USD 2 million of dollar-linked notes issued in August 2020. In August 2022, USD 25.4 million of these notes were exchanged for dollar-linked Class 9 Notes, while at the maturity date, in August 2022, AA2000 repaid the remaining USD 12.6 million.

On July 8, 2022, AA2000 issued USD 20 million of dollar-linked Class 7 Notes in the local market, at a 0% interest rate, repayable in a single installment in July 2025.

On August 19, 2022, AA2000 issued USD 30 million of dollar-linked Class 9 Notes in the local market, at a 0% interest rate, repayable in three installments of USD 10 million each, in February, May and August 2026. The integration of the nominal value amounted to USD 25.4 million through the exchange of Class 2 Notes while the remaining USD 4.6 million were in integrated in ARS.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

(**) As of September 30, 2022, significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding (In millions of USD)	Capitalization(2)
Inframerica Concessionaria do Aeroporto Sao Goncalo do Amarante S.A.	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	6.4	A
	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	1.7
	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	4.5
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.1
Inframerica Concessionaria do Aeroporto de Brasilia S.A.	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	203.1	A
	Votorantim	R$	March 2023	Variable	CDI plus spread	1.8	C
Terminal Aeroportuaria de Guayaquil S.A	Banco Guayaquil SA	USD	February 2026	Variable	T.R.E.(3) plus spread	6.3	D
	Banco Guayaquil SA	USD	December 2025	Variable	T.R.E.(3) plus spread	2.3	D
	Banco Bolivariano CA	USD	December 2025	Variable	T.R.E.(3) plus spread	5.8	D
	Banco Bolivariano CA	USD	November 2024	Variable	T.R.E.(3) plus spread	4.1	D
Terminal de Cargas de Uruguay S.A.	Santander Uruguay	USD	April 2023	Fixed	4.40%	0.3	D
	Scotiabank Uruguay	USD	October 2024	Fixed	4.30%	1.1	D
	Scotiabank Uruguay	USD	February 2026	Fixed	4.30%	0.9	D
Toscana Aeroporti S.p.A.	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	14.1	D
	BPM	Euro	December 2023	Fixed	1.65%	0.1	D
	Unicredit	Euro	November 2022	Fixed	1.50%	1.0	D
	Unicredit	Euro	March 2023	Variable	Euribor 3 month plus spread	8.3	D
	BNL	Euro	October 2022	Fixed	1.50%	4.9	D
	ISP-SACE	Euro	September 2026	Variable	Euribor 3 month plus spread	83.5	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.1	D
	BPM	Euro	June 2024	Variable	Euribor 3 month plus spread	0.2	D
	BPM	Euro	January 2023	Variable	Euribor 3 month plus spread	3.4	D
	MPS Servicio capital	Euro	March 2023	Fixed	1.86%	10.7	D
	Banca Intesa San Paolo	Euro	March 2023	Fixed	1.60%	10.8	D
Armenia International Airports C.J.S.C.	Ameriabank C.J.S.C.	USD	June 2024	Variable	Libor 6 month plus spread (6)	21.5	B
		Euro	June 2024	Variable	Euribor 6 month plus spread	19.2
Aeropuerto de Neuquén S.A.	Banco Macro	ARS	November 2024	Variable	BADLAR plus spread	1.5	A
Aeropuertos Argentina 2000 S.A.	Banco de la Provincia de Buenos Aires	USD	July 2024	Fixed	7.00%	0.9	D
	Onshore renegotiation	ARS	November 2024	Variable	BADCOR plus spread	9.4	A
	Onshore renegotiation - ICBC	USD	November 2024	Fixed	8.50%	18.0	A
	Citibank N.A. (5)	USD	February 2023	Variable	SOFR plus spread	4.7	A
	Offshore renegotiation	ARS	November 2024	Variable	BADCOR plus spread	1.9	A
	ICBC Dubai	USD	October 2025	Variable	SOFR plus spread	10.2	B
	Banco Ciudad	USD	November 2023	Fixed	6.00%	5.0	B
	Banco Macro	USD	December 2022	Fixed	7.75%	6.8	B
Consorcio Aeropuertos Internacionales S.A.	Santander Uruguay	USD	April 2027	Fixed	5.10%	6.8	B
	Banco Itaú	USD	April 2027	Fixed	3.80%	6.8
Puerta del Sur S.A.	Banco de la República Oriental del Uruguay	USD	March 2028	Variable	4.15%	10.0	C
Total						500.2

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

(**) As of December 31, 2021, significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding (In millions of USD)	Capitalization(2)
Inframérica Concessionaria do Aeroporto São Gonçalo do Amarante S.A.	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	6.4	A
	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	1.8
	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	4.7
	BNDES	R$	September 2022	Fixed	2.50%	0.3
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.2
Inframérica Concessionaria do Aeroporto de Brasilia S.A.	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	203.2	A
	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.1	D
	Votorantim	R$	June 2022	Variable	CDI plus spread	3.1	C
Terminal Aeroportuaria de Guayaquil S.A	Banco Guayaquil SA	USD	February 2026	Variable	T.R.E.(3) plus spread	7.4	D
	Banco Guayaquil SA	USD	December 2025	Variable	T.R.E.(3) plus spread	2.8	D
	Banco Bolivariano CA	USD	December 2025	Variable	T.R.E.(3) plus spread	7.2	D
	Banco Bolivariano CA	USD	November 2024	Variable	T.R.E.(3) plus spread	5.5	D
Terminal de Cargas de Uruguay S.A.	Santander Uruguay	USD	April 2023	Fixed	4.40%	0.7	D
	Scotiabank Uruguay	USD	October 2024	Fixed	4.30%	1.5	D
	Scotiabank Uruguay	USD	February 2026	Fixed	4.30%	1.0	D
Toscana Aeroporti S.p.A.	MPS Servicio capital	Euro	June 2022	Variable	Euribor 6 month plus spread	1.2	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	19.6	D
	BPM	Euro	January 2022	Fixed	0.5%	4.0	D
	BPM	Euro	December 2023	Fixed	1.65%	0.2	D
	Unicredit	Euro	March 2022	Fixed	0.75%	9.6	D
	Unicredit	Euro	May 2022	Fixed	0.75%	1.1	D
	BNL	Euro	April 2022	Fixed	0.60%	5.7	D
	ISP-SACE	Euro	September 2026	Variable	Euribor 3 month plus spread	95.8	D
	CREDEM	Euro	January 2022	Fixed	0.09%	1.1	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.2	D
	BPM	Euro	June 2024	Variable	Euribor 3 month plus spread	0.3	D
	MPS Servicio capital	Euro	March 2022	Fixed	0.38%	12.5	D
	Banca Intesa San Paolo	Euro	March 2022	Fixed	1.20%	12.6	D
Armenia International Airports C.J.S.C.	Ameriabank C.J.S.C.	USD	June 2024	Variable	Libor 6 month plus spread (6)	30.6	B
		Euro	June 2024	Variable	Euribor 6 month plus spread	32.2
	HSBC Bank Armenia C.J.S.C.	Dram	June 2022	Fixed	11% (4)	0.3	D
Aeropuerto de Neuquén S.A.	Banco Macro	USD	February 2022	Variable	Libor plus spread	2.3	A
Aeropuertos Argentina 2000 S.A.	Banco de la Provincia de Buenos Aires	USD	July 2023	Fixed	7.00%	0.1	D
	Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. (5)	USD	August 2022	Fixed	9.75%	28.7	A
	Onshore renegotiation	ARS	November 2024	Variable	BADCOR plus spread	27.4	A
	Onshore renegotiation - ICBC	USD	November 2024	Fixed	8.50%	10.1	A
	Citibank N.A. (5)	USD	February 2023	Variable	Libor plus spread	16.4	A
	Offshore renegotiation	ARS	November 2024	Variable	BADCOR plus spread	13.2	A
	Banco Ciudad	USD	November 2023	Fixed	6.00%	5.0	B
	Banco Macro	USD	December 2022	Fixed	7.75%	10.1	B
Consorcio Aeropuertos Internacionales S.A.	Santander Uruguay	USD	April 2027	Fixed	5.10%	7.0	B
	Banco Itaú	USD	April 2027	Fixed	3.80%	7.0
Puerta del Sur S.A.	Banco de la República Oriental del Uruguay	USD	March 2028	Fixed	3.11%	10.0	A
Others						0.1
Total						612.3

(1) TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate)

IPCA: corresponds to the Brazilian Consumer Price index

(2) A - Secured/guaranteed

B - Secured/unguaranteed

C - Unsecured/guaranteed

D - Unsecured/unguaranteed

R$ - Brazilian Reales

(3) T.R.E - Tasa Referencial Ecuador (Ecuadorian reference interest rate)

(4) Effective interest rate is 5.5% as 50% of interest rate is subsidized by Armenian Government

(5) Comprises loans with Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U., Banco Santander Río S.A. (“the onshore credit facility”) and Citibank N.A. (“the offshore credit facility”).

(6) There have been general communications with the financial institution regarding the change of the reference rate, but specific changes to contracts required by IBOR reform have not yet been proposed or agreed. A sensitivity analysis considering this situation has been performed and concluded that no material impacts could derive from this change.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

-	The Credit Facility Agreement between Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) and the Banco Nacional do Desenvolvimento Econômico e Social (“BNDES”) is secured by the pledge of the shares of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A, together with any dividends and distributions in connection therewith, as well as the fiduciary assignment of rights arising under the Natal Airport concession agreement and certain letters of guarantees issued by indirect shareholders and affiliates of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. It also establishes a required pre-authorization by BNDES on payments of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. dividends if exceeding 25% of net profits.

The Credit Facility Agreement between Inframérica Concessionária do Aeroporto de Brasilia (“ICAB”) and BNDES is secured by the pledge of Inframérica Concessionária do Aeroporto de Brasilia and Inframérica Participaçoes S.A. shares, the fiduciary assignment of rights arising under the Brasilia airport concession agreement and letters of guarantee issued by indirect shareholders and affiliates of Inframérica Concessionária do Aeroporto de Brasilia. It also establishes under certain circumstances a required pre-authorization by BNDES on payments of Inframérica Concessionária do Aeroporto de Brasilia dividends if exceeding 25% of net profits and compliance of certain financial ratios.

During 2017 and 2018 ICAB and ICASGA entered into amendments and extension agreements with BNDES with respect to the above loans in the case of ICASGA including an early repayment of a large part of the original debt and in the case of ICAB including the extension of the final maturity and an increasing of the amount available under the credit facility.

In connection with such amendments and extension agreements, ACI Airports S.à r.l. and CAAP have agreed not to create any encumbrances on their shares in Inframérica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframérica or any change of control in Inframérica, without the prior consent of BNDES. ACI Airports S.à r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à r.l. has agreed to maintain a minimum credit rating (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least B-/B3, which has been achieved in April, 2022, being in compliance as of September 30, 2022.

Additionally, as of December 31, 2021, ICAB did not paid in full the 2021’s fixed concession fee and, therefore, was not in compliance with certain covenant under the BNDES loan agreement.

The forgoing has occurred because, pursuant to Portaria 139, ICAB requested to reprofile 50% of fixed concession fee which was due and payable in December 31, 2021 and, even though, the Brazilian Ministry of Infrastructure had granted its approval, ANAC denied ICAB’s request, and initiated administrative proceedings with a view to declaring ICAB in default of its payment obligations.

Therefore, ICAB initiated a judicial procedure and, on February 2, 2022, a writ of mandamus was granted by a Federal judge suspending any act or enforceability in connection with the unpaid portion of the concession fee due to ANAC. Although there can be no assurance as to the outcome of the proceedings, ICAB believes that based on the opinion of the ICAB’s external legal advisors, it is not likely that the writ of mandamus is rescinded by the justice.

In January 2022, ICAB cancelled an existing loan and entered into a new loan in U.S. dollars with Banco Votorantim S.A. – Bahamas Branch due in March 2023. This loan is secured by a guarantee letter issued by CAAP for a total amount of USD 2.7 million or its equivalent in Brazilian Real which cannot be lower than R$ 15.2 million-plus interest. Further payments under the loan are protected from the exposure to U.S. dollars exchange rate fluctuation with a cash flow swap derivative with Banco Votorantim S.A. Brazil.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

-	On December 15, 2015 Armenia International Airports C.J.S.C. entered into a senior secured dual-currency facility agreement with Credit Suisse AG (and other banks) for a principal amount up to USD 160 million, which is secured by the collateral assignment of all present and future rights arising under the Armenian Concession Agreement and other related agreement, a pledge over all present and future bank accounts, a pledge over certain movable and immoveable assets related to the Zvartnots Airport and the pledge of Armenia International Airports C.J.S.C. shares.

According to the loan agreement Armenia International Airports C.J.S.C. has certain restrictions in distribution of dividends, has to maintain debt to EBITDA, Debt service coverage and adjusted debt service coverage ratios. According to this agreement, these ratios must be met as of June 30 and December 31 of each year the loan is outstanding. As of June 30, 2022 the ratios were accomplished.

On December 23, 2020, AIA changed its facility agent from Credit Suisse AG to Ameriabank C.J.S.C. and re-structured the terms of the debt, including the maturity date (which was pushed to June 25, 2024) and additional clauses that modify some of the original restrictions and covenants.

As of September 30, 2022 Armenia International Airports C.J.S.C. pledged to the security agent cash held in bank accounts for USD 50,306 (USD 54,542 at December 31, 2021) and intangible assets and property and equipment for a total of USD 164,400 (USD 147,484 at December 31, 2021).

-	Toscana Aeroporti S.p.A. (“TA”), pursuant to the loan agreement with Banco de Innovación de Infraestructuras y Desarrollo is required to comply with certain financial ratios.

On November 6, 2020, € 85 million of proceeds were disbursed to TA under a loan signed with a pool of leading financial institutions comprising Intesa Sanpaolo and BNL-BNP Paribas. The loan is 90% backed by SACE guarantees pursuant to the provisions of Decree-Law No. 23/2020 within the framework of the programme “Garanzia Italia”, an Italian guarantee scheme intended to support Italian companies affected by the Covid-19 crisis. The loan has a term of six years, with a two-year grace period and TA is required to comply with certain financial covenants and restrictions.

-	Aeropuerto de Neuquén S.A. (“ANSA”) loan with Banco Macro is secured with a guarantee letter of Corporación América S.A. In addition, ANSA entered into an assignment of collection rights agreement in favor of Banco Macro.

On January 25, 2022, ANSA agreed to reschedule the loan extending its term to November 2024, subject to a partial principal repayment in January 2022. The remaining debt will be repaid in quarterly installments starting in May 2022. Additionally, the outstanding debt was switched from USD to ARS and the interest rate from Libor plus a spread to BADLAR plus a spread.

-	On August 9, 2019, AA2000 entered into two credit facility agreements: (a) the onshore credit facility agreement, by and among AA2000, as borrower, Banco Galicia and Buenos Aires S.A.U., Industrial and Commercial Bank of China (Argentina) S.A. (“ICBC”) and Banco Santander Río S.A., as lenders (collectively, the “Lenders”), Citibank N.A. (“Citibank”), as administrative agent and Citibank Argentina, as local collateral agent, local disbursement agent and local paying agent, for an aggregate principal amount of USD 85 million and (b) the offshore credit facility agreement, by and among AA2000, as borrower, Citibank acting through its international banking facility, as lender, Citibank N.A., as administrative agent and Citibank Argentina as local collateral agent and local custodian agent for an aggregate principal amount of USD 35 million (collectively, the “2019 Credit Facilities”).

The term for the credit facility agreements was thirty-six months as from the borrowing date. The principal amount under the credit facility agreements has to be repaid in nine quarterly equal and regular installments, the first one being payable twelve months from the borrowing date, and bears interests: (i) regarding the onshore credit facility agreement, at a fixed rate of 9.75% p.a.; (ii) regarding the offshore credit facility agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an interest rate of a 5.5% p.a. plus (c) any applicable withholding tax.

To secure its obligations under the two credit facility agreements, pursuant to the Argentine Collateral Trust Agreement dated August 9, 2019 (under Argentine law), AA2000 transferred and assigned to the collateral trustee, acting on behalf of the Trust, for the benefit of the Lenders, acting as the beneficiaries, all: (a) rights, title and interest in, to and under each payment of the cargo airport charges payable by the user of such services in connection with all proceeds derived from export and import services carried out by Terminal de Cargas Argentina (a business unit of AA2000); and (b) any residual amount that AA2000 could be entitled to receive pursuant to article 11.4 of the collateral trust agreement dated January 17, 2017, entered into AA2000 and Citibank, in respect of the rights to receive payment in the event of a termination, expropriation or redemption of the concession agreement entered by and between the National Government and AA2000 on February 9, 1998 and approved by Decree No. 163/1998; including the right to receive and withhold all the payments pursuant to them and any other produced by them, assigned in trust to secure the Existing Notes issued by AA2000.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

During 2020 and 2021, AA2000 entered into framework amendments (“Framework Agreement”) and extension agreements with the financial institutions with respect to the above loans, including the extension of the final maturity. Additionally, under the Framework Agreement, AA2000 signed bilateral contracts with each of the financial institutions and signed an amendment to the aforementioned agreement where the obligation to comply with certain ratios foreseen in the 2019 Credit Facilities has been waived.

Additional loans in ARS have been obtained to pay the installment during 2020 and 2021 of the renegotiated 2019 Credit Facilities agreement. All these loans are in ARS accruing quarterly interests at a variable rate.

On November 18, 2021, AA2000 agreed with the Lenders the granting of a bimonetary loan in order to prepay the loans from the Framework Agreement. The loans are secured by the Argentine Collateral Trust Agreement. Disbursements were made in November and December 2021, both in USD (Onshore renegotiation – ICBC) and in ARS (Offshore renegotiation).

On February 2, 2022, AA2000 agreed with Citibank N.A. to modify the amortization schedule of the principal installments of the Offshore Loan corresponding to the months of February, May and August 2022 for a total of USD 11.7 million, the latter amount being payable in 6 equal installments maturing in February, March, May, June, August and September 2022. Additionally, the interest rate of the loan was switched from Libor plus spread to SOFR plus spread, without a significant impact.

On February 22, 2022, disbursements under the bimonetary loan were used to repay the installments due on February 2022 of the onshore and offshore loans, amounting ARS 803.9 million (equivalent to USD 5.5 million) and USD 3.9 million, respectively.

On March 2, 2022, Citibank disbursed ARS 210 million (equivalent to USD 1.4 million) in order to offset the installments of the offshore loan due on March 2022.

On April 13, 2022, AA2000 prepaid ARS 3,904 million (approximately USD 26.5 million) in principal amount of the outstanding loans in ARS granted by Citibank N.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. and the Industrial and Commercial Bank of China (Argentina).

On May 24, 2022, disbursements of the bimonetary loan were used to repay the installments due on May 2022 of the onshore and offshore loans, amounting ARS 893.5 million (equivalent to USD 6.1 million) and USD 3.9 million respectively.

On June 1, 2022, Citibank disbursed ARS 234.2 million (equivalent to USD 1.6 million) in order to offset the installments of the offshore loan due on June 2022.

On July 14, 2022, AA2000 prepaid the outstanding amount of the onshore and offshore loans denominated in ARS, for ARS 2,180.5 million (approximately USD 14.8 million) in principal amount.

On January 21, 2020, AA2000 obtained a loan of USD 10 million with Banco Macro. On July 29, 2021, AA2000 and Banco Macro agreed to a new payment arrangement plan that foresees three equal installments of capital and payments of interests to be made on July, October and December 2022, with an annual compensatory rate of 7.75%. The loan is secured by future receivables for air station usage fees (for domestic flights) to be collected from Aerolíneas Argentinas S.A.

On March 25, 2022, AA2000 entered into a commitment agreement with Banco Macro for funds to be eventually disbursed, up to USD 40 million, which will be applied for the purposes set forth in the agreement signed with ORSNA on September 2, 2021, approved by Resolution 60/21.

On November 1, 2021, AA2000 signed a new loan agreement with Banco de la Ciudad de Buenos Aires for USD 5 million. The loan has a payment term of twenty-four months, a nominal annual interest rate of 6% and its principal amortizes 30% after twelve and eighteen months, and the remaining 40% after twenty-four months. It is secured by assigned revenues from certain commercial contracts.

On March 23, 2022, AA2000 obtained a loan of USD 1.1 million with Eurobank, repayable in a single installment due in twenty-four months, bearing an annual interest rate of 8% and 9% during the first and second year respectively. This loan is guaranteed by a stand by letter issued by Morgan Stanley Private Bank, National Association for USD 1.1 million guaranteed by Corporación America Sudamericana S.A. This loan was prepaid on July 29, 2022 and the guarantee released.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

On July 29, 2022, AA2000 obtained a loan from Industrial and Commercial Bank of China, Dubai branch, for a total amount of USD 10 million, accruing interest at a variable rate equivalent to three-month SOFR plus spread of 7.875% and withholding taxes. The loan will be repaid in three installments to be made in April, July and October 2025. The loan is secured by a first priority lien on the income generated in the cargo terminal on a pari passu basis with certain commercial bank lenders to AA2000 and the Class 4 Notes, and a second priority lien on the international and regional air station usage fees and concession compensation rights.

-	Consorcio Aeropuertos Internacionales S.A. (“C.A.I.S.A.”), pursuant to the credit facilities with Banco Santander S.A. and Banco Itaú Uruguay S.A. is required to comply with certain financial ratios as well as certain restrictions. Assignment of certain revenues has been given to secure the aforementioned credit facilities.

During 2021, C.A.I.S.A. completed the refinancing of its credit facilities with Banco Santander S.A. and Banco Itaú Uruguay S.A. Main conditions include the reduction of the total amount available under the credit facilities, the extension of the term, the modification of certain restrictions, the provision that debt service installments begin on April 30, 2022 and the change of interest rate from variable to fixed (in the case of Banco Itaú Uruguay S.A. loan only).

-	On April 16, 2021, PDS obtained a loan of USD 10 million with Banco de la República Oriental del Uruguay (BROU) repayable in 60 monthly installments starting on April 2023. This loan is secured by a guarantee issued by CAAP and by a stand by letter issued by Morgan Stanley Private Bank, National Association for USD 1.5 million guaranteed by Corporación America Sudamericana S.A.

Negotiations with lenders for the approval of temporary waivers of compliance with applicable covenants, when and where necessary, have been carried out during 2022 and 2021 to avoid any risk of an event of default under pending facilities entered into by Group entities.

As of September 30, 2022, the Company and its subsidiaries either met the financial covenants or had obtained temporary waivers.

In general, waivers obtained mainly include an exemption from the requirements to comply with ratios provided for in the borrowing agreements and changes to the method for calculating ratios. However, some conditions may apply while the waivers are in force such as ensuring minimum cash balances, delivering additional information to noteholders or financial institutions or the inability to pay dividends.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13             Other liabilities

	At September 30, 2022 (Unaudited)	At December 31, 2021 (Audited)
Non-current
Concession fee payable (1)	721,745	657,682
Advances from customers	14,547	14,475
Provisions for legal claims (4)	9,928	8,132
Provision for maintenance costs (2)	16,959	19,239
Other taxes payable	791	2,058
Employee benefit obligation (3)	6,531	7,990
Salary payable	278	263
Other liabilities with related parties (Note 16)	1,342	1,308
Other payables	20,224	32,652
	792,345	743,799

Current
Concession fee payable (1)	162,000	167,352
Other taxes payable	16,926	19,998
Salary payable	39,216	32,843
Other liabilities with related parties (Note 16)	4,177	1,049
Advances from customers	4,312	4,718
Provision for maintenance costs (2)	3,103	2,432
Expenses provisions	1,318	1,879
Provision for legal claims (4)	3,573	3,714
Other payables	46,642	50,841
	281,267	284,826

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At September 30, 2022	281,267	88,944	245,728	1,417,801	2,033,740
At December 31, 2021	285,371	120,005	231,486	1,336,007	1,972,869

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13            Other liabilities (Cont.)

(1) The most significant amounts included in the concession fee payable relate to the concession agreement between The Brazilian National Civil Aviation Agency – ANAC and Inframérica Concessionária do Aeroporto de Brasilia S.A. and Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Changes in the period of the concession fee payable are as follows:

	For the nine -month period ended September 30,
	2022 (Unaudited)	2021 (Unaudited)
Balances at the beginning of the period	825,034	741,704
Financial result (*)	85,206	83,841
Re-equilibrium adjustment (Note 7)	(1,153)	3,152
Other	(664)	2,230
Concession fees	103,828	51,764
Payments (**)	(129,143)	(20,827)
Translation differences and inflation adjustment	637	(41,093)
Balances at the end of the period	883,745	820,771

(*) Mainly includes changes in the liabilities of Brazilian concessions due to passage of time and inflation adjustment shown in Note 8.

(**) Includes compensation of credits of AA2000.

(2) Changes in the period of the provision for maintenance costs is as follows:

	For the nine -month period ended September 30,
	2022 (Unaudited)	2021 (Unaudited)
Balances at the beginning of the period	21,671	27,195
Accrual of the period	2,768	2,847
Use of the provision	(1,247)	(7,340)
Translation differences and inflation adjustment	(3,130)	(1,338)
Balances at the end of the period	20,062	21,364

(3) Changes in the period of the provision for employee benefits is as follows:

	For the nine -month period ended September 30,
	2022 (Unaudited)	2021 (Unaudited)
Balances at the beginning of the period	7,990	8,694
Contributions	-	456
Actuarial gain/loss (in other comprehensive income)	(671)	(239)
Service cost	390	323
Amounts paid in the period	(436)	(446)
Translation differences and inflation adjustment	(742)	(393)
Balances at the end of the period	6,531	8,395

(4) Changes in the period of the provision for legal claims is as follows:

	For the nine -month period ended September 30,
	2022 (Unaudited)	2021 (Unaudited)
Balances at the beginning of the period	11,846	5,183
Accrual of the period	4,285	8,026
Use of the provision	(1,597)	(696)
Translation differences and inflation adjustment	(1,033)	(1,216)
Balances at the end of the period	13,501	11,297

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14            Equity

a) Management share compensation plan and treasury shares

On March 12, 2021, 590,000 shares, already assigned and fully vested as of December 31, 2020, were delivered to the eligible executives and key employees.

During 2021, additional 250,000 shares have been assigned to employees. In December 2021, 125,000 shares were delivered to the beneficiaries, while the remaining shares will vest in instalments of 62,500 shares in December 2022 and 2023. As of September 30, 2022, a total value of USD 225 was accrued.

In April 2022, within the compensation plan, USD 500 were assigned to employees to be delivered in shares. In May 2022, 26,930 shares were delivered (equivalent to USD 150) while the remaining amount will vest in installments in May 2023 and May 2024. As of September 30, 2022, a total value of USD 254 was accrued.

As of September 30, 2022, the remaining new shares are held in treasury until their allocation to key employees in accordance with the Management Compensation Plan.

Treasury shares	For the nine -month period ended September 30,
	2022 (Unaudited)		2021 (Unaudited)
	Shares	USD	Shares	USD
Balances at the beginning of the period	2,485,445	4,772	3,200,445	6,145
Transfer of treasury shares to key employees	(26,930)	(52)	(590,000)	(1,133)
Balances at the end of the period	2,458,515	4,720	2,610,445	5,012

b) Other comprehensive income

The movements of the reserve of other comprehensive income for the period of the owners of the parent is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Share of other comprehensive income from associates	Income tax effect (*)	Transfer from shareholders equity – currency translation differences	Total
Balances at January 1, 2022	(343,837)	120	(41,212)	(69)	63,402	(321,596)
Other comprehensive income / (loss) for the period	82,221	621	11	(149)		82,704
For the period ended September 30, 2022	(261,616)	741	(41,201)	(218)	63,402	(238,892)

Balances at January 1, 2021	(439,407)	92	(41,267)	(39)	63,402	(417,219)
Other comprehensive income / (loss) for the period	64,497	102	(235)	(24)	-	64,340
For the period ended September 30, 2021	(374,910)	194	(41,502)	(63)	63,402	(352,879)

(*) Income tax relating to OCI amounts to measurement of defined benefit obligations. The movement was recognized as other comprehensive income of other reserves.

c) Redemption of preferred shares

As stated in Note 33 of the Consolidated Financial Statements as of December 31, 2021, on March 10, 2022, an extraordinary general meeting of AA2000 approved the redemption of the preferred shares, the reduction of the capital stock and the amendment of Article 2.01 of AA2000's bylaws. The total redemption value amounted ARS 17,225,719,240 (equivalent to approximately USD 155.2 million), which adjusted by inflation as of September 30, 2022 amounts to ARS 27,678,641,036 (equivalent to approximately USD 187.9 million).

The outstanding amount regarding the redemption of preferred shares was cancelled by AA2000 in August 2022.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits

a. Contingencies

CAAP and its subsidiaries are, from time to time, subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings are subject to substantial uncertainties. Accordingly, the potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration the Group’s litigation and settlement strategies.

The Group believes that the aggregate provisions recorded for losses in these financial statements, are adequate based upon currently available information.

Argentina proceedings

Aeropuertos Argentina 2000 S.A. (“AA2000”) legal proceedings

As stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2021, during 2013 and 2014, the Argentine Federal Administration of Public Income initiated different tax assessments proceedings against AA2000. In December 2020, the Court decided to return the proceeding to the first instance court in order to apply the regime foreseen under Law No. 27,562 for the 2006, 2007 and 2008 period. Regarding the periods 2009 to 2012, all the installments have been paid; on June 24, 2022, the request for termination of the criminal action and dismissal submitted by AA2000 has been accepted.

Conflict of AA2000 with Aerolíneas Argentinas (“ARSA”)

As stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2021, this air operator is currently AA2000’s main customer and recorded an outstanding debt with AA2000. The singularity of ARSA lies in its status as state-owned company, since it is owned by the Argentinian State, which is in turn the grantor of AA2000 Concession Agreement. Considering the situation and in accordance with IFRS 15, as from October 1, 2019, only revenue from passenger fees related to ARSA is being recognized.

On February 2, 2021, ARSA sent a document to AA2000, which contained a proposal of debt acknowledgment for the amounts owed until March 31, 2020 (ARS 120.6 million and USD 36.5 million). In the aforementioned document, ARSA proposed a payment plan in 72 monthly, equal and consecutive installments payable as from January 5, 2023. On February 4, 2021 AA2000 accepted the proposal.

Following the acceptance by AA2000 of the payment plan submitted by ARSA, on July 21, 2021, AA2000 sent a proposal to the corresponding authority in order to apply this credit against debts held by Fideicomiso de Fortalecimiento del Sistema Nacional de Aeropuertos with prior intervention of the Ministry of Transportation.

On April 5, 2022, the Ministry of Transportation initiated the planned intervention. On June 14, 2022, the ORSNA notified AA2000 that the Ministry of Transportation has completed its intervention, and approved the assignment in the terms described. Consequently, revenues, bad debt recovery, foreign exchange income and interest income for total amounts of approximately USD 4.8, 10.1, 13.0 and 4.8 million respectively, were recognized.

Aeropuertos del Neuquén S.A. (“ANSA”) legal proceedings

As stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2021, on October 26, 2018, ANSA was served with a complaint from a supplier alleging ANSA’s breach of contract for the financing of the construction of a hangar, by such supplier, at the airport of Neuquén. On July 7, 2022, the first instance judgment rejected the claim and imposed the payment of the Court costs to the losing party who appealed the sentence.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Argentina proceedings (Cont.)

Aeropuertos del Neuquén S.A. (“ANSA”) legal proceedings (Cont.)

Additionally, ANSA´s former attorney is claiming the payment of his fees provisionally assessed in the amount of ARS 117.6 million obtaining an attachment order on ANSA´s bank account and certain vehicles for that sum plus ARS 60.0 million to cover potential Court costs and interests, amounting to a total of ARS 177.6 million (equivalent to USD 1.2 million). ANSA has appealed the attachment order and requested its replacement by an insurance policy that had already been issued and which is guaranteed by Corporación America S.A, which was accepted by the Court with the approval of the other party.

ANSA also received a claim from a supplier of USD 0.5 million regarding a breach of contract. Within the framework of the lawsuit, the court ordered an attachment order on ANSA´s bank accounts in the amount of USD 250, which was replaced by an insurance offered by ANSA in the amount of USD 0.5 million. A hearing was held on July 14, 2022, and the evidence offered by both parties is currently being produced.

Brazilian proceedings

Civil proceedings

In June 2022, SINA (the airport workers union) filed a lawsuit against ICAB demanding the payment of hazard pay in the percentage of 30% of the salary for all workers who work on the airport apron, alleging that the fueling of the aircrafts exposes workers to a risk of explosion that must be compensated according to Brazilian law. The total estimated amount involved is R$ 7,049,338 (equivalent to USD 1.3 million).

Tax proceedings

In September 2014, ICAB initiated a lawsuit that disputes the legality of the Property and Urban Territorial Tax (“IPTU”) collected by the Federal District. In October 2014, the judge granted a provisional decision suspending the tax collection, and in April 2015, a further ruling found the collection as unfounded.

In June 2022, the Brazilian Supreme Court confirmed the decision of the Federal District Court excluding ICAB´s responsibility for the payment of IPTU and restricting this tax to the areas occupied by third parties who pursue activities unrelated to the airport. This lawsuit is now concluded and the precedent is fixed.

Ecuadorian proceedings

Tax proceedings – Terminal Aeroportuaria de Guayaquil S.A. (“TAGSA”)

As stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2021, in March 2021 TAGSA filed a judicial claim against the Ecuadorian tax authority (Servicio de Rentas Internas del Ecuador, “SRI”) challenging SRI´s criteria related to withholding taxes to be paid by TAGSA. In March 2022, the claim was accepted and the determination of the withholding tax to be paid was declared null.

In addition, as stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2021, the SRI had determined that TAGSA has to pay roughly USD 3.2 million in connection with differences established by the SRI for the 2017 withholding tax determination. TAGSA submitted a judicial claim that was accepted on October 18, 2022 and the determination of the withholding tax to be paid was declared null. The SRI has 30 days to submit a cassation complaint.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Civil proceedings – Aeropuertos Ecológicos de Galápagos S.A. (“Ecogal”)

On March 2, 2021, supplier Geovan S.A., filed a civil action against Ecogal for an amount of USD 650, alleging Ecogal’s breach of contract due to the non-payment of performed construction works. The claim was answered on June 23, 2021 by Ecogal and the preliminary hearing took place on October 23, 2021, the parties could not arrive to a mediation solution. On May 4, 2022, a new hearing took place and an agreement was reached by the parties in which Ecogal agreed to pay USD 38, concluding with the proceeding.

There are no other lawsuits or legal proceedings different from the ones included in the Consolidated Financial Statements for the year ended December 31, 2021, except for the above-mentioned.

b. Commitments

Puerta del Sur S.A. (“PDS”) – Concession agreement

On January 11, 2022, April 22, 2022 and July 22, 2022, the International Airport of Carmelo “Balneario Zargazazú”, the International Airport of Rivera “Pte. Gral Oscar D. Gestido” and the International Airport of Salto “Nueva Hespérides” were taken over by PDS according to the conditions established in the concession agreement amended on November 8, 2021.

Additionally, in January 2022, two new guarantees have been constituted:

-	Contract performance guarantee with Banco Itaú, increasing from USD 6,000 to USD 7,608, as required by the amended concession agreement.
-	Investment performance guarantee with Scotiabank for USD 650 corresponding to the first group of works.

Guarantees related to concession agreement

During 2022 the following guarantees have been updated:

-	The guarantee for concession contract fulfilment of AA2000 was renewed for a one year period, increasing from ARS 2.940,5 million (approximately USD 20.0 million) to ARS 3.498,4 million (approximately USD 23.7 million).

-	The amount of the insurance regarding the Brasilia concession agreement of ICAB was updated, increasing from R$ 223.8 million (approximately USD 41.4 million) to R$ 250.4 million (approximately USD 46.3 million). The insurance is granted by a guarantee letter of CAAP underwritten by BMG insurance company.

-	The performance guarantee of TAGSA to comply with the Fund Contribution for the development of the new Guayaquil Airport was renewed for a one-year period, increasing from USD 2.2 million to USD 4.0 million.

Re-bidding of Natal Airport Concession

As described in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2021, on August 24, 2020, Natal Airport was qualified to go through a re-bidding process. On November 20, 2020, ICASGA and ANAC signed a concession agreement amendment setting forth the rules and proceedings for the re-bidding effective until August 24, 2022 or when a new operator wins the re-bidding. On June 2, 2022, the Investment Partnership Program Committee gave a favorable opinion to extend the project’s re-bidding qualification until August 24, 2023.

Re-equilibrium request of Inframérica Concessionária do Aeroporto de Brasilia

On July 1, 2022 ICAB filed claims before the Brazilian ANAC in the total amount of R$ 110,8 million (equivalent to USD 20.5 million), requesting the economic re-equilibrium under the Brasilia Concession Agreement based on the losses and cost incurred in connection with the COVID-19 pandemic for 2022. The amount is based on the projection of loss of income and reduction of revenues due to the pandemic for the term of the Concession Agreement.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Other commitments – TAGSA

In February and March 2022, guarantees, amounting to USD 0.6 million, were constituted by TAGSA in favor of SRI, regarding the ongoing tax proceedings detailed in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2021. As of September 30, 2022, guarantees amounting to USD 450 are still in place while the remaining USD 150 were released.

Other commitments – CAAP

As described in Note 26.b) of the Consolidated Financial Statements for the year ended December 31, 2021,  on July 28, 2021 AA2000 signed a payment agreement with a supplier for € 8.6 million (equivalent to USD 8.9 million) which has been guaranteed by CAAP through a surety bond agreement. On July 29, 2022, AA2000 prepaid the outstanding amount and the guarantee has been released.

There are no other new commitments or significant changes related to the concession agreements in the current period from the ones included in the Consolidated Financial Statements for the year ended December 31, 2021, except for the above-mentioned

c. Restrictions to the distribution of profits and payment of dividends

As of September 30, 2022 and December 31, 2021, equity as defined under Luxembourg laws and regulations consisted of:

	At September 30, 2022 (Unaudited)	At December 31, 2021 (Audited)
Share capital	163,223	163,223
Share premium	183,430	183,430
Reserve for own shares	4,720	4,772
Legal reserve	1,081	1,081
Free distributable reserves	378,910	378,910
Non-distributable reserves	1,353,307	1,353,255
Retained earnings	(42,696)	(86,279)
Total equity in accordance with Luxembourg law	2,041,975	1,998,392

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to a legal reserve equivalent to 10% of the Company’s share capital. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg laws and regulations.

16            Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.à r.l., which is controlled by Corporación America International S.à r.l., both of which are Luxembourg based companies.

Corporación América International S.à r.l. is controlled by Southern Cone Foundation (CAAP’s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation’s purpose is to manage its assets through the decisions adopted by its independent board of directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions.

Transactions and balances with “Associates” are those carried out with entities over which CAAP exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances with related parties, which are not associates and are not consolidated are disclosed as “Other related parties”.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16            Related party balances and transactions (Cont.)

The Group receives services from related parties, such as internal audit, management control, financial assistance, technology outsourcing services and construction services.

Summary of balances with related parties are:

	At September 30, 2022 (Unaudited)	At December 31, 2021 (Audited)
Period-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	1,936	1,839
Trade receivables with other related parties	3,156	1,899
Other receivables with associates	12	-
Other receivables with other related parties	10,596	9,113
Other financial assets with associates	2,916	2,801
Other financial assets with other related parties	10,286	9,827
Trade payables to associates	(232)	-
Trade payables to other related parties	(1,339)	(2,879)
	27,331	22,600
(b) Other liabilities
Other liabilities to other related parties	(5,519)	(2,357)
	(5,519)	(2,357)
(c) Other balances
Cash and cash equivalents in other related parties	22,219	21,591
	22,219	21,591

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2022 (Unaudited)	2021 (Unaudited)	2022 (Unaudited)	2021 (Unaudited)
Transactions
Aeronautical/Commercial revenue	2,923	1,776	7,178	4,076
Fees	(1,660)	(1,953)	(5,233)	(4,719)
Interest accruals	803	175	1,133	523
Acquisition of goods and services	(4,955)	(2,057)	(17,167)	(6,557)
Others	(1,063)	(1,053)	(3,298)	(3,188)

The Group leases buildings to other related parties which are recognized under the scope of IFRS 16 and accounted in Lease liabilities line for an amount of USD 2,833 as of September 30, 2022 (USD 4,661 as of December 31, 2021). Additionally, the Group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leases are included in Acquisition of goods and services line for an amount of USD 4,973 as of September 30, 2022 (USD 3,720 as of September 30, 2021).

Remunerations received by the Group’s key staff amounted to approximately 2.06% of total remunerations accrued at September 30, 2022 (2.30% as of September 30, 2021).

17            Cash flow disclosures

	For the nine -month period ended September 30,
Changes in working capital	2022 (Unaudited)	2021 (Unaudited)
Other receivables and credits	(61,602)	2,618
Inventories	(288)	(2,896)
Other liabilities	(218,205)	(5,336)
	(280,095)	(5,614)

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

17            Cash flow disclosures (Cont.)

The most significant non-cash transactions are detailed below:

	For the nine-month period ended September 30,
	2022 (Unaudited)	2021 (Unaudited)
Intangible assets acquisition with an increase in Lease liabilities	(78)	(422)
Compensation of trade receivables	27,844	-
Application of credits compensated with concession fee payable	(24,126)	-
Application of credits compensated with other liabilities	(3,717)	-

18            Fair value measurement of financial instruments

According to the classification included in Note 3 B of the Consolidated Financial Statements as of December 31, 2021, the Group categorizes its financial instruments as assets and liabilities at amortized cost and fair value through profit or loss.

For the majority of instruments at amortized cost, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following instruments at September 30, 2022:

	Fair value	Carrying amount
Trust funds	64,238	54,887
Long-term borrowings	1,165,428	1,292,439

19            Discontinued operations

In December 2021, the Group sold the participation in Aeropuertos Andinos del Perú S.A. (“AAP”). The information regarding the operation and the impact on the Consolidated Financial Statements is detailed in Note 30 of the audited Consolidated Financial Statements for the year ended December 31, 2021.

AAP was not previously classified as an asset held for sale or as a discontinued operation. The comparative Condensed Consolidated Interim Statement of Income, Condensed Consolidated Interim Statement of Comprehensive Income, Condensed Consolidated Interim Statement of Cash Flow and segment information has been re-presented to show the discontinued operation separately from continuing operations.

For the sale of the shares in the associate, CAAP committed to make a one-time payment to the buyer for assumed liabilities and future CAPEX commitments of AAP amounting to USD 17.2 million, of which, as of September 30, 2022, USD 10.2 has already been paid (of which USD 7.7 million were paid during 2022). The remaining USD 7.0 million will be paid in November 2022.

As of September 30, 2021, the discontinued operation resulted in a loss of currency translation adjustment of USD 0.3 million and a loss of USD 1.9 million which are shown in the statement of comprehensive income and in the statement of income respectively.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2022 and 2021 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

20            Subsequent events

CAAP – Preferred bidder to operate Abuja and Kano airports in Nigeria

In October 2022, a consortium formed by CAAP, Mota-Engil, Engenharia e Construção África S.A., and Mota-Engil Nigeria Limited (the “Consortium”), of which the Company will hold a 51% stake, has been declared by the Federal Government of Nigeria as the preferred bidder for the Abuja and Kano airports and cargo terminals concessions. This step initiates the process during which the Consortium and the Federal Ministry of Aviation and the Federal Airports Authority of Nigeria will together revise and negotiate the final terms and conditions of the concession agreements.

Puerta del Sur S.A. (“PDS”) – Concession agreement

On October 20, 2022, the International Airport of Melo was taken over by PDS according to the conditions established in the concession agreement amended on November 8, 2021.

Puerta del Sur S.A. (“PDS”) – Tax exemptions

On November 9, 2022, PDS was granted by tax exemptions related to investments to be made in connection with the development and expansion of new airports and the rest of the capex program of PDS managed by CAAP until the expiry of the concession in 2053. The exemptions include VAT and customs otherwise applied to construction costs as well as exemptions of income tax for a 25 year period, starting in 2022.

There are no other subsequent events that could significantly affect the Group´s financial position as of September 30, 2022.

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